UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

CYNOSURE, INC.

(Name of Subject Company)

CYNOSURE, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities)

Michael R. Davin

President, Chief Executive Officer and Chairman of the Board

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 01886

(978) 256-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz

Jason L. Kropp

Andrew R. Bonnes

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cynosure, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Minuteman Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Hologic, Inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $66.00 per Share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 22, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following sentence to the end of the second full paragraph on page 20 in the section entitled “Background and Reasons for the Company Board’s Recommendation” (such paragraph beginning with “The Company also provided a form of confidentiality agreement to Party B …”):

“Party B subsequently provided comments on February 13, 2017, but never entered into the confidentiality agreement.”

•	By adding the following paragraph after the third paragraph on page 21 in the section entitled “Background and Reasons for the Company Board’s Recommendation” and immediately before the heading “Reasons for the Recommendation of the Company Board”:

“On March 1, 2017, Company management and Leerink became aware of a computational error by which amortization was double counted in the calculation of EBITDA and unlevered free cash flow (thereby making EBITDA and unlevered free cash flow greater than what they should have been) in the projections used by Leerink in its discounted cash flow analysis, more fully described under the heading “Summary of Financial Analyses—Discounted Cash Flow Analysis” in the section entitled “Opinion of the Company’s Financial Advisor.” Thereafter, Leerink recalculated its discounted cash flow analysis after correcting the computational error by reducing the resulting EBITDA and unlevered free cash flow calculations to what they should have been. This resulted in the implied per share equity value range, as of February 14, 2017, being reduced from approximately $63 to $76, as reported in Leerink’s February 14, 2017 presentation to the Company Board, to $62 to $75 after correcting the computational error. On March 6, 2017, at a telephonic meeting of the Company Board, representatives from Leerink reviewed with the Company Board its recalculated discounted cash flow analysis, and the differences in Leerink’s discounted cash flow analysis that resulted from the computational error described above, which resulted in the Company’s unlevered free cash flow and EBITDA being overstated. Representatives of Leerink confirmed to the Company Board that, based upon and subject to the assumptions made and limitations upon the review undertaken by Leerink in preparing its opinion dated as of February 14, 2017, the recalculated discounted cash flow analysis would not have changed the conclusion set forth in Leerink’s opinion as of the date it was delivered. Following receipt of Leerink’s confirmation, the Company Board affirmed its recommendation that the stockholders of the Company tender their shares of Company Common Stock to Purchaser pursuant to the Offer.”

•	By adding the following paragraph after the first paragraph on page 27 under the heading “Summary of Financial Analyses” in the section entitled “Opinion of the Company’s Financial Advisor”:

“As discussed in the section entitled “Background of the Transaction” on March 1, 2017, Leerink became aware of a computational error in the Forecasts that Leerink used in its discounted cash flow valuation analyses. This error double-counted amortization in the calculation of the Company’s unlevered free cash flow and Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”). As a result of the computational error, the Company’s unlevered free cash flow and EBITDA were overstated. On March 6, 2017, representatives of Leerink reviewed with the Company Board its recalculated discounted cash flow analyses as of February 14, 2017, after correcting the computational error in the Forecasts, as well as the differences in the discounted cash flow valuation analyses that resulted from the computational error. Representatives of Leerink confirmed to the Company Board that, based upon economic, monetary, market and other conditions as in effect on, and the information made available to Leerink (other than with respect to the computational error noted above) as of, March 6, 2017, and subject to the assumptions, limitations, qualifications and conditions set forth in Leerink’s opinion dated as of February 14, 2017, the recalculated financial information would not have changed the conclusion set forth in Leerink’s opinion as of the date it was delivered.”

•	By amending and restating the second table under the heading “Summary of Financial Analyses—Selected Precedent Transactions Analysis” on page 29 in the section entitled “Opinion of the Company’s Financial Advisor” as follows:

“Date Announced	Target	Acquiror	Transaction Value / LTM Revenue	Transaction Value / NTM Revenue
02/13/17(1)	ZELTIQ Aesthetics, Inc.	Allergan plc	6.8x	5.7x
01/04/16	ThermiGen LLC	Almirall, S.A.	2.7x	NA
06/18/15	Lumenis Ltd.	XIO Group	1.6x	1.5x
06/26/14(2)	Ulthera, Inc.	Merz, Inc.	4.4x	3.7x
12/16/13	Solta Medical, Inc.	Valeant Pharmaceuticals International, Inc.	2.0x	1.9x
04/26/13	Alma Lasers Ltd.	Fosun Pharma (Group) Ltd.	2.3x	NA
03/18/13	Palomar Medical Technologies, Inc.	Cynosure, Inc.	2.0x	1.9x
11/08/12	DUSA Pharmaceuticals, Inc.	Sun Pharmaceutical Industries Limited	3.9x	3.2x
09/09/09	Candela Corporation	Syneron Medical Ltd.	0.7x	0.6x
07/07/08	Reliant Technologies Inc.	Thermage, Inc.	1.2x	NA
02/25/01(3)	Coherent Medical Group	ESC Medical Systems Ltd.	1.1x	NA
11/11/97	Laser Industries Limited	ESC Medical Systems Ltd.	2.9x	2.5x
02/19/97	Luxar Corporation	ESC Medical Systems Ltd.	3.0x	NA
		Mean	2.7x	2.6x
		Median	2.3x	2.2x

(1)	ZELTIQ Aesthetics, Inc. agreed to be acquired by Allergan plc on February 13, 2017. The transaction has not yet closed.

(2)	Ulthera, Inc. was acquired by Merz, Inc. for up to $600 million in cash in upfront and milestone payments. In Leerink’s calculation, the transaction value was based upon upfront consideration only. Leerink estimated the upfront consideration to be approximately $400 million.
(3)	Leerink included $25 million in earnout consideration in its valuation of the consideration.”

•	By replacing the first and second paragraphs under the heading “Summary of Financial Analyses—Discounted Cash Flow Analysis” beginning on page 29 in the section entitled “Opinion of the Company’s Financial Advisor” (such first paragraph beginning with “A discounted cash flow analysis is a traditional valuation methodology …” and such second paragraph beginning with “This analysis resulted in an implied per share equity value…”) with the following disclosure:

“A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Leerink performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from the second quarter of the Company’s fiscal year 2017 through fiscal year 2022. Leerink calculated terminal values for the Company using an assumed terminal growth rate of 10% (which growth rate Leerink deemed relevant in its professional judgment and expertise), for the Company’s 2022 EBITDA, and applying terminal EBITDA multiples of 11.0x to 13.0x. Leerink derived the unlevered, after-tax free cash flows and EBITDA used in these analyses from the Forecasts (all as set forth in the section entitled “Certain Projected Financial Information”). Leerink based the terminal EBITDA multiples on the EBITDA multiples of the following selected publicly traded medical technology companies that Leerink deemed comparable for purposes of its analysis:

Company Name	2017E EV / EBITDA
ResMed Inc.	17.1x
Teleflex Incorporated	16.7x
The Cooper Companies, Inc.	15.9x
Merit Medical Systems, Inc.	15.4x
Integra LifeSciences Holdings Corporation	15.0x
Waters Corporation	14.6x
ICU Medical, Inc.	14.4x
Dentsply Sirona Inc.	14.4x
PerkinElmer, Inc.	14.2x
CONMED Corporation	13.4x
Hologic, Inc.	12.9x
Varian Medical Systems, Inc.	12.0x
STERIS plc	11.5x
Haemonetics Corporation	10.7x
Hill-Rom Holdings, Inc.	10.3x
Integer Holdings Corporation	9.0x
LivaNova plc	8.4x

Mean	13.3x
Median	14.2x
25th Percentile	11.5x
75th Percentile	15.0x

The cash flows and terminal values were then discounted to present value as of March 31, 2017 using discount rates ranging from 14.0% to 16.0%, which were based on an estimate of the Company’s weighted average cost of capital. This range of discount rates was based on Leerink’s analysis of the Company’s weighted average cost of capital derived using the Capital Asset Pricing Model, taking into account certain metrics including the Company’s levered and unlevered betas, a historical equity risk premium, size premia and yields for U.S. treasury notes. In performing its discounted cash flow analysis, Leerink adjusted for cash balances, including cash and cash equivalents, estimated by the Company’s management to equal approximately $238 million as of December 31, 2016, and capital leases, estimated by the Company’s management to equal approximately $20 million as of December 31, 2016.

This analysis resulted in an implied per share equity value for the Shares of approximately $63 to $76 in Leerink’s February 14, 2017 presentation to the Company Board and $62 to $75 as of February 14, 2017 after correcting the computational error in the Forecasts that was discovered on March 1, 2017 and described above. Leerink then compared the results of the above analysis to the Consideration of $66.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

•	By amending and restating the last sentence of the last paragraph beginning on page 31 in the section entitled “Certain Projected Financial Information” (such paragraph beginning with “However, the Company has presented below certain financial projections …”) as follows:

“The financial projections with respect to revenue, cost of goods sold, total operating expenses, non-GAAP operating income, income tax and non-GAAP net income were also provided to Parent and Party A for their due diligence investigation of the Company. The financial projections with respect to depreciation & amortization, EBITDA, capital expenditures, increases in working capital and unlevered free cash flow were prepared to enable Leerink to perform financial analyses to support its evaluation of the Transactions and were not provided to Parent or Party A.”

•	By amending and restating the last paragraph on page 32 in the section entitled “Certain Projected Financial Information” (such paragraph beginning with “The estimates of non-GAAP operating income …”) as follows:

“The estimates of non-GAAP operating income, EBITDA, non-GAAP net income and unlevered free cash flow included in the Company Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. The tables below include reconciliations of the Company’s projections of non-GAAP operating income, EBITDA, non-GAAP net income and unlevered free cash flow to the Company’s most directly comparable GAAP financial measures.”

•	By replacing the first two tables on page 33 under the heading “Company Projections (in millions)” in the section entitled “Certain Projected Financial Information” with the following disclosure:

“Company Projections (in millions)

	2017	2018	2019	2020	2021	2022
Revenue	$497	$594	$707	$778	$888	$1,005
Cost of goods sold	$(197)	$(228)	$(260)	$(279)	$(301)	$(338)
Total operating expenses	$(243)	$(292)	$(347)	$(380)	$(426)	$(479)
Non-GAAP operating income	$57	$74	$100	$120	$161	$188
Income tax at 30% (1)	$(17)	$(22)	$(30)	$(36)	$(48)	$(57)
Non-GAAP net income	$39	$50	$69	$83	$112	$131
EBITDA (2)	$77	$93	$118	$137	$179	$207

(1)    The company used a projected non-GAAP tax rate of 30%, compared to a projected GAAP tax rate of 39%, to estimate the effective tax rate after non-cash adjustments, including the utilization of deferred tax assets.

(2)    EBITDA is calculated in the above table as non-GAAP operating income, plus depreciation & amortization.

	2017	2018	2019	2020	2021	2022
Non-GAAP operating income	$57	$74	$100	$120	$161	$188
Income tax at 30% (1)	$(17)	$(22)	$(30)	$(36)	$(48)	$(57)
Depreciation & amortization	$20	$20	$18	$17	$18	$19
Capital expenditures	$(14)	$(16)	$(18)	$(18)	$(19)	$(20)
Increases in working capital	$(4)	$(6)	$(7)	$(4)	$(6)	$(8)
Unlevered free cash flow (2)	$42	$49	$63	$78	$106	$123

(1)	The company used a projected non-GAAP tax rate of 30%, compared to a projected GAAP tax rate of 39%, to estimate the effective tax rate after non-cash adjustments, including the utilization of deferred tax assets.
(2)	Unlevered Free Cash Flow is calculated in the above table as non-GAAP operating income, less income taxes, plus depreciation & amortization, less capital expenditures and less increases in working capital. Stock-based compensation expense is treated as a cash expense for purposes of determining unlevered free cash flow. The projected total operating expenses for fiscal years 2017 through 2022 include the following amounts of stock-based compensation expense: $12.1 million in 2017, $14.5 million in 2018, $17.3 million in 2019, $19.0 million in 2020, $21.7 million in 2021 and $24.6 million in 2022.

On March 1, 2017, Company management and Leerink became aware of a computational error by which amortization was double counted in the calculation of EBITDA and unlevered free cash flow in the projections used by Leerink in its discounted cash flow analysis, as further discussed under the heading “Summary of Financial Analyses—Discounted Cash Flow Analysis” in the

section entitled “Opinion of the Company’s Financial Advisor.” This computational error did not affect any of the other amounts in the Company Forecasts, including the financial projections provided to Parent and Party A for their due diligence investigation of the Company. The following table updates the EBITDA and unlevered free cash flow projections to correct this computational error:

	2017	2018	2019	2020	2021	2022
EBITDA	$71	$88	$115	$134	$177	$205
Unlevered free cash flow	$35	$44	$60	$75	$104	$121

”

•	By adding the following disclosure after the last table on page 33 under the heading “Company Projections (in millions)” in the section entitled “Certain Projected Financial Information”:

“The following is a summary of the GAAP reconciliation of non-GAAP financial measures. EBITDA and unlevered free cash flow are calculated applying the correction of the computational error described above. The values for GAAP operating income and GAAP net income were not available when the Company Forecasts were prepared and were not included in the Company Forecasts provided to the Company Board, Parent and Leerink prior to the execution of the Merger Agreement.

(in millions)	2017	2018	2019	2020	2021	2022
GAAP operating income	$51	$68	$97	$117	$159	$186
Plus amortization	$7	$5	$3	$3	$2	$2

Non-GAAP operating income	$57	$74	$100	$120	$161	$188

(in millions)	2017	2018	2019	2020	2021	2022
GAAP net income	$30	$41	$58	$70	$96	$113
Plus difference in tax rate (1)	2	4	8	10	14	16
Plus amortization	$7	$5	$3	$3	$2	$2

Non-GAAP net income	$39	$50	$69	$83	$112	$131

(1)	The company used a projected non-GAAP tax rate of 30%, compared to a projected GAAP tax rate of 39%, to estimate the effective tax rate after non-cash adjustments, including the utilization of deferred tax assets.”

(in millions)	2017	2018	2019	2020	2021	2022
GAAP operating income	$51	$68	$97	$117	$159	$186
Plus depreciation	$13	$14	$15	$14	$16	$17
Plus amortization	$7	$5	$3	$3	$2	$2

EBITDA	$71	$88	$115	$134	$177	$205

(in millions)	2017	2018	2019	2020	2021	2022
GAAP operating income	$51	$68	$97	$117	$159	$186
Plus amortization	$7	$5	$3	$3	$2	$2
Less income tax at 30% (1)	$(17)	$(22)	$(30)	$(36)	$(48)	$(57)
Plus depreciation	$13	$14	$15	$14	$16	$17
Less capital expenditures	$(14)	$(16)	$(18)	$(18)	$(19)	$(20)
Less increases in working capital	$(4)	$(6)	$(7)	$(4)	$(6)	$(8)

Unlevered free cash flow	$35	$44	$60	$75	$104	$121

(1)	The company used a projected non-GAAP tax rate of 30%, compared to a projected GAAP tax rate of 39%, to estimate the effective tax rate after non-cash adjustments, including the utilization of deferred tax assets.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the subsection “Certain Litigation” as follows:

“On February 24, 2017, a putative stockholder class action complaint, captioned Joel Rosenfeld IRA v. Cynosure, Inc., et al., Civ. Action No. 17-10309 (D. Mass.) (the “Rosenfeld Action”), was filed in the United States District Court for the District of Massachusetts in connection with the Transaction, naming as defendants the Company and each member of the Company Board. On March 1, 2017, three additional similar class actions were filed: (i) The Vladimir Gusinsky Rev. Trust v. Cynosure, Inc., et al., Case No. 17-10338, also filed in the United States District Court for the District of Massachusetts, (the “Gusinsky Action”), (ii) Edgar Calin v. Michael R. Davin, et al., Case No. 1:17-cv-10349, also filed in the United States District Court for the District of Massachusetts, (the “Calin Action”), and (iii) Daniel Bird v. Cynosure, Inc., et al., Case No. 1:17-cv-00212-SLR, filed in the United States District Court for the District of Delaware (the “Bird Action”) (together the four actions are referred to as the “Actions”). The complaint in the Bird Action also named as defendants the Company and each member of the Company Board. The Gusinsky and Calin complaints named each member of the Company Board, Parent, and Purchaser.

The complaints in the Actions, among other things, criticize the proposed transaction price as inadequate and allege that the Company and the Company Board omitted certain allegedly material information from the Recommendation Statement in violation of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related SEC regulations. The alleged omissions generally relate to (i) certain of the Company’s projections, (ii) certain data and inputs underlying the financial valuation analyses, and (iii) the background of the merger process. The Gusinsky Action further alleges that Parent and Purchaser were “controlling persons” of the Company and the Company Board with respect to such omissions.

The Actions collectively seek the following relief: (i) maintaining the Actions as a class action, certifying the plaintiff as the class representative, and certifying the plaintiff’s counsel as class counsel, (ii) preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Transaction, (iii) directing the individual defendants to file a solicitation statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (iv) declaring that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, (v) in the event defendants consummate the Transaction, rescinding it and setting it aside or awarding rescissory damages, (vi) directing the individual defendants to account to plaintiff and the class for all damages suffered, (vii) awarding appropriate costs, attorneys’ fees, and experts’ fees, and (viii) granting such other and further relief as the court may deem just and proper.

Plaintiff in the Bird Action filed a motion for preliminary injunction on March 1, 2017, along with a motion to shorten the briefing schedule and to schedule an expedited hearing on the motion for preliminary injunction. On March 2, 2017, the court granted plaintiff’s motion in the Bird Action, ordering defendants to file a response to plaintiff’s motion for preliminary injunction no later than March 7, 2017 and scheduling a hearing on the matter for March 14, 2017. On March 3, 2017, defendants filed a motion to vacate this order and a motion to transfer the Bird Action to the United States District Court for the District of Massachusetts, where the Rosenfeld, Gusinsky and Calin Actions were pending. On March 4, 2017, plaintiff in the Bird Action filed his opposition to defendants’ motion to vacate and motion to transfer the proceedings. On March 5, 2017, plaintiff in the Bird Action withdrew his motion for preliminary injunction and voluntarily dismissed the action without prejudice. The court closed the Bird Action on March 6, 2017.

On March 3, 2017, plaintiffs in the Rosenfeld and Gusinsky Actions filed in each action a motion for preliminary injunction, and a motion to shorten the briefing schedule and to schedule an expedited hearing on the matter. On March 7, 2017, the Company, each member of the Company Board, Parent, Purchaser, and plaintiffs in the Actions reached agreement whereby plaintiffs would withdraw their pending motions and complaints based on the Company’s intent to make certain supplemental disclosures relating to the Transaction (the “Supplemental Disclosures”). Also on March 7, 2017, plaintiffs in each of the Rosenfeld and Gusinsky Actions withdrew their motions.

The Company is hereby disclosing the Supplemental Disclosures, certain of which are in response to the class action complaints. Certain of those disclosures are being made solely for the purpose of mooting the allegations contained in the complaints. The Company denies the allegations of the class action complaints, including that it committed any violations of law. The Company continues to believe that the allegations in the complaints are without merit and is mooting the claims solely for the purpose of avoiding the expense and burden of litigation.

The Company and its directors believe that all three of the remaining lawsuits are without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYNOSURE, INC.

By:	/s/ Michael R. Davin
Name:	Michael R. Davin
Title:	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Dated: March 9, 2017